SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 6 2010
DIVISION OF MARKET REGULATION

UNIT
SECURITIES AND E
Washing

10025821

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AB 1/8

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-07-005049-C

8-15665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/08 (MM/DD/YY) AND ENDING 07/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brown Associates Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

819 BROAD STREET
(No. and Street)

CHATTANOOGA,	TN	37402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALLEN C. BROWN 423-267-3776
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENDERSON HUTCHERSON & MCCULLOUGH, PLLC
(Name – *if individual, state last, first, middle name*)

1200 MARKET STREET	CHATTANOOGA	TN	37402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 1/8

OATH OR AFFIRMATION

I, EDWARD E. BROWN, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROWN ASSOCIATES, INC., as of JULY 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERRI M. WOOD STATE OF TENNESSEE NOTARY PUBLIC HAMILTON COUNTY

Signature

~~CHAIRMAN~~ President

Title

Terri M. Wood

Notary Public

MY COMMISSION EXPIRES: February 27, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX

JULY 31, 2009

HENDERSON HUTCHERSON & McCULLOUGH, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
Brown Associates, Inc.
Chattanooga, Tennessee

We have audited the accompanying statement of financial condition of Brown Associates, Inc. as of July 31, 2009, and the related statements of operations and comprehensive income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown Associates, Inc. as of July 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chattanooga, Tennessee
September 28, 2009

Henderson Hutcherson & McCullough, PLLC

1200 MARKET STREET • FREIGHT DEPOT • CHATTANOOGA, TN 37402-2713 • P 423.756.7771 • F 423.265.8125 • hhmcpas.com

AN INDEPENDENT MEMBER OF THE BDO SEIDMAN ALLIANCE

BROWN ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2009

ASSETS

ASSETS	
Cash and cash equivalents	$ 600,722
Deposits with clearing organizations	10,000
Receivable from clearing organizations	25,313
Receivable tax refund	26,150
Securities owned:	
Marketable: at market value	41,801
Office equipment and leasehold improvements, less accumulated depreciation and amortization of $49,624	13,218
Deferred taxes	33,320
Other assets	388,192
Total assets	$ 1,138,716

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable, accrued expenses, and other liabilities	$ 186,015
Pension benefit obligation exceeding plan assets	45,452
Note payable	84,000
Total liabilites	315,467
STOCKHOLDERS' EQUITY	
Common stock, no par value, $2 stated value, authorized 1,000 shares, issued 500 shares	1,000
Retained earnings	956,855
Accumulated other comprehensive income (loss)	(134,606)
Total stockholders' equity	823,249
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,138,716

The accompanying notes are an integral part of these financial statements.

BROWN ASSOCIATES, INC.

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

YEAR ENDED JULY 31, 2009

REVENUES	
Commisions	$ 352,652
Investment banking	856,886
Trading losses	(94,238)
Revenue from sale of investment shares	2,222
Interest and dividends	13,294
Other revenue	121,841
Total revenue	1,252,657
EXPENSES	
Employee compensation and benefits	949,047
Regulatory fees and expenses	26,080
Occupancy	53,026
Other	363,071
Total expenses	1,391,224
LOSS BEFORE INCOME TAXES	(138,567)
Income tax benefit	(41,886)
NET LOSS	(96,681)
Other comprehensive loss	
Unrecognized net loss on pension plan benefits	(55,803)
Deferred income tax effect	18,486
Net effect for pension benefit obligation exceeding plan assets	(37,317)
COMPREHENSIVE INCOME (LOSS)	$ (133,998)

The accompanying notes are an integral part of these financial statements.

BROWN ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JULY 31, 2009

	Common Stock	Retained Earnings	Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at August 1, 2008	$ 1,000	$ 1,053,536	$ (97,289)	$ 957,247
Net loss	-	(96,681)	-	(96,681)
Comprehensive loss	-	-	(37,317)	(37,317)
Balance at July 31, 2009	$ 1,000	$ 956,855	$ (134,606)	$ 823,249

The accompanying notes are an integral part of the financial statements.

BROWN ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2009

CASH FLOW FROM OPERATING ACTIVITIES	
Net loss	$ (96,681)
Non cash income/expenses included in net income:	
Depreciation	5,203
Loss from sale of marketable securities	33,800
Unrealized loss on marketable securities	60,438
Deferred taxes	(47,922)
(Increase) decrease in operating assets:	
Receivables from clearing organizations	(3,237)
Receivables from customers	2,855
Receivable tax refund	(26,150)
Other assets	16,648
Increase (decrease) in operating liabilities:	
Accounts payable and accrued liabilities	(655,988)
Pension benefit obligation exceeding plan assets	21,421
Net cash used by operations	(689,613)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of marketable securities	165,104
Net cash provided by investing activities	165,104
CASH FLOWS FROM FINANCING ACTIVITIES	
Principal payments on the note payable	(16,000)
Liquidation of preferred stock	(150,000)
Net cash used by financing activities	(166,000)
NET CHANGE IN CASH	(690,509)
Cash - beginning of year	1,291,231
Cash - end of year	$ 600,722

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brown Associates, Inc. is a Tennessee corporation formed in 1969. The Company provides general investment and management advisory services relating to investment venture capital and pension and profit sharing plans as well as investment banking services. Additionally, the Company sells and distributes various investments such as securities, mutual funds and insurance contracts. The Company does not ordinarily provide credit to its customers. Fees and commissions are normally received from the entities offering the various investments.

Marketable Securities

The Company carries investments in marketable securities at fair value in accordance with FASB Statement No. 157. Unrealized gains and losses resulting from changes in the market value are charged or credited to operations in the current period.

Depreciation and Amortization

Depreciation and amortization are provided using the straight-line and accelerated methods over the estimated useful lives of the depreciable assets. Estimated useful lives are as follows:

Asset	Life
Transportation Equipment	3-5 Years
Office Equipment	5-7 Years
Leasehold Improvements	15 Years

Investments in Limited Partnerships

Distributions from limited partnerships in excess of the Company's proportionate share of partnership income and permanent declines in the market values of the investments have been recorded as a reduction of the cost of the investments.

Investments in Corporate Stock

Investments in a minority interest of non-public corporate stock are carried at cost less any impairment in the values that are not temporary in nature.

Concentration of Risk

The Company maintains cash on deposit with federally insured banks. At times, the balances in these accounts may be in excess of federally insured limits. Cash equivalents include investments which are not insured by the F.D.I.C., but may be insured by the S.I.P.C. At times these investments may be in excess of S.I.P.C. limits.

(Continued)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income tax expense includes federal and state taxes currently payable and deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. These differences result principally from unrealized gains on marketable equity securities, pension benefit obligations exceeding the fair value of assets.

Comprehensive Income

The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130), which requires comprehensive income and its components to be reported when a company has items of comprehensive income. Comprehensive income includes net income plus other comprehensive income (i.e. certain revenues, expenses, gains, and losses reported as separate components of stockholders' equity rather than in net income).

Recognition of Income

The Company records commissions from life insurance companies as income when received. Commissions from the sale of general securities and registered investments are recorded as income when earned.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

Advertising Costs

Advertising costs are expenses as incurred. Advertising expense was $25,430 for the year ended July 31, 2009.

NOTE 2 – FAIR VALUE MEASUREMENT

FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB Statement No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company had the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of July 31, 2009.

	Level 1
Equities	$41,801
Total	$41,801

There were no securities valued using level 2 or level 3 input valuations.

NOTE 3 – OFFICE EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of equipment and leasehold improvements and accumulated depreciation are as follows:

Office equipment	$57,216
Leasehold improvements	5,626
	62,842
Less accumulated depreciation	(49,624)
Total	$13,218

Depreciation expense was $5,203 for the year ended July 31, 2009.

NOTES TO FINANCIAL STATEMENTS

JULY 31, 2009

NOTE 4 – OTHER ASSETS

Other assets consist of the following:

Prepaid expenses	$ 10,459
Loans receivable stockholders	105,572
Investment in privately held stock	131,000
Investment in limited partnerships	137,500
Miscellaneous	3,661
Total	$388,192

NOTE 5 – INCOME TAXES

The provision for income taxes includes the following:

Current tax (benefit) on income	
Federal	$(12,450)
State	(5,455)
	$(17,905)
Deferred tax (benefit)	
Federal	$(14,922)
State	(9,059)
	$(23,981)
Total state income tax	$(14,514)
Total federal income tax	(27,372)
Total income tax benefit	$(41,886)

Deferred taxes consist of the following:

Deferred tax assets – state	$12,243
Deferred tax assets – federal	26,500
Deferred tax liabilities – state	(514)
Deferred tax liabilities - federal	(4,909)
Total	$(33,320)

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company leases its building on a month-to-month basis from Ed Brown, Family L.P. Ed Brown, Jr. is a major stockholder of the Company. Rental expense for the year totaled $24,000.

At July 31, 2009, the Company had loan receivables and accrued interest from stockholders of $107,007. The loans are unsecured with interest at 4.5% due annually. Interest income from loans for the year totaled $2,565.

(Continued)

NOTE 6 – RELATED PARTY TRANSACTIONS (Continued)

The Company and the shareholders of the Company own a .68% partnership interest in Brown Investment Partnership, L.P. The amount invested by the Company as of July 31, 2009 was $100,000.

The Company borrowed $84,000 from Four Bridges Holdings, LLC which is owned by three employees. The loans are unsecured, with interest accruing at 2.19% per annum. The notes mature on October 31, 2009.

NOTE 7 – PENSION PLAN

The Company has a defined benefit plan covering all its employees. The benefits are based on years of service and the employees' compensation. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The following are reconciliations of the liability shown on the balance sheet:

Present value of the obligation	$ 207,080
Fair value of plan assets	(161,628)
Present value of the unfunded obligation	$ 45,452

Actuarial gains and losses arising from experience adjustments and from changes in actuarial assumptions are charged or credited to earnings over the expected average remaining service lives of covered employees.

Plan assets include equity mutual funds with a fair value of $146,628. Plan assets also include a receivable with a fair value of $15,000.

Reconciliation of changes in the amount shown in the statement of financial condition:

Balance, beginning of year	$ 13,233
Service cost	(4,031)
Interest cost	(12,010)
Contributions by employer	15,000
Benefits paid	(9,183)
Actuarial loss	(48,461)
Balance, end of year	$(45,452)

The components of expense comprise the following:

Service cost	$ 4,031
Interest cost	12,010
Expected return on plan assets	(13,258)
Amortization of prior service cost	(5,665)
Plan expense (gain)	$(2,882)

(Continued)

NOTE 7 – PENSION PLAN (Continued)

Actual loss on plan assets was $38,178.

Assumed rates were as follows:

Discount rate on the plan obligation	7%
Expected return on plan assets	7%
Expected rate of salary increase	0%

Estimated future lump sum payments:

July 31, 2010	$9,183
July 31, 2011	$9,183
July 31, 2012	$9,183
July 31, 2013	$9,183
July 31, 2014	$9,183
July 31, 2015 – July 31, 2019	$170,000

Expected return on plan assets	7%
Expected rate of salary increase	0%

NOTE 8 – PROFIT SHARING PLAN

The Company has a profit-sharing plan that covers all full-time employees with a minimum of six months service who are at least 24-1/2 years of age. Contributions to the Plan are at the discretion of the Board of Directors. Management did not contribute to the profit sharing plan for the year ending July 31, 2009)

NOTE 9 – NET CAPITAL COMPUTATION

The following reconciles net capital per management's computation (included in the unaudited FOCUS Report as of July 31, 2007) to the audited computation thereof:

Net capital, per management's unaudited FOCUS Report	$414,967
Increase in pension benefit obligation	(58,685)
Decrease in fixed assets	1,029
Deferred tax liability	47,922
Increase in accrued expenses	(8,601)
Net capital, audited	$396,632

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated events and transactions subsequent to the balance sheet date through the date of the auditor's report (the date the financial statements were available to be issued) for potential recognition or disclosure in the financial statements. Management has not identified any items requiring recognition or disclosure.

NOTE 11 – UNCERTAIN TAX POSITIONS

In 2008, the Company had not adopted FASB interpretation No. 48, Accounting for Uncertainty in Income Taxes. The FASB Board has issued a Staff Position (FSP) allowing non-public entities to defer implementation until fiscal year 2009. This Interpretation clarifies that the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than 50 percent probability of being realized upon settlement. Management has not determined if the adoption will have a material effect on the Company's financial statements.

HENDERSON HUTCHERSON & McCULLOUGH, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 17A-5(G)(1)

Board of Directors
Brown Associates, Inc.
Chattanooga, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Brown Associates, Inc. (the Company), as of and for the year ended July 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

1200 MARKET STREET • FREIGHT DEPOT • CHATTANOOGA, TN 37402-2713 • P 423.756.7771 • F 423.265.8125 • hhmcpas.com
AN INDEPENDENT MEMBER OF THE BDO SEIDMAN ALLIANCE

Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chattanooga, Tennessee
September 28, 2009

Henderson Hutcherson
& McCullough, PLLC

SUPPLEMENTAL SCHEDULE

SCHEDULE-1 COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION

AS OF JULY 31, 2009

Net Capital	$ 823,249
Stockholders' equity allowable for net capital	823,249
Add: other (deductions) or allowable credits:	
Pension benefit obligations exceeding plan assets	45,452
Total capital allowable	868,701
Deductions and/or charges:	
Nonallowable assets:	
Receivable tax refund	26,150
Deferred tax asset	33,320
Furniture, equipment, and leasehold improvements, net	13,218
Other assets	388,192
	460,880
Net capital before haircuts on securities positions	407,821
Haircuts on securities	
Trading and investment securities	
Other securities	7,029
Undue Concentration	-
Other - Money Market Fund	4,160
	11,189
NET CAPITAL	$ 396,632
AGGREGATE INDEBTEDNESS	$ 270,015
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital	$ 18,001
Minimum dollar net capital requirement	$ 100,000
Excess net capital	$ 296,632
Excess net capital at 1,000 percent	$ 369,631
Percentage of aggregate indebtedness to net capital	68.08%
Percentage of debt to equity	38.32%

There is no material difference between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of July 31, 2009.

HENDERSON HUTCHERSON & McCULLOUGH, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders and Board of Directors
Brown Associates, Inc.
Chattanooga, Tennessee

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T] to the Securities Investor Protection Corporation (SIPC) for the year ended July 31, 2009, which were agreed to by Brown Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Brown Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Brown Associates, Inc.'s management is responsible for the Brown Associates, Inc.'s compliance with those requirements. This agreed-upon procedure engagement was conduced in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representations regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purposes. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries by tracing the assessment payment to the cash disbursements journal, bank statement and examined the front and back of the cleared check noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended July 31, 2009, with the amounts reported in Form SIPC-7T for the year ended July 31, 2009. The SIPC-7T was for the period beginning April 1, 2009 and ending July 31, 2009. The amounts reported on the audited Form X-17A-5 were for the fiscal year September 31, 2008 through the period ending August 31, 2009. These two reports are not comparable in amounts as they are for two different reporting periods.

Compared Form X-17A-5 for periods April 1, 2009 through June 30, 2009 and July 1, 2009 through July 31, 2009 with the amounts reported in form SIPC-7T for the period April 1, 2009 through July 31, 2009 noting a difference of $3,062. This amount represented an audit adjustment that was not reflected in form SIPC-7T. The revenue as reported in Line 1 of Form SIPC-7T was overstated by $3,062.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers. We traced the additions and subtractions as shown on Form SIPC-7T with statements and bank deposits that support the adjustment noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on form SIPC-7T and in the related schedules and working papers such as the income statement for the period April 1, 2009 through July 31, 2009 supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed. Not applicable for the year ending July 31, 2009.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Chattanooga, TN
December 10, 2009

Henderson Hutcherson
& McCullough, PLLC

SIPC-7T (27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T (27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-015665 FINRA JUL 12/30/1970
BROWN ASSOCIATES INC
P O BO 11507
819 BROAD ST
CHATTANOOGA, TN 37401-2507

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Terri M. Wood (423-267-3776)

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 2078
   B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)
   01/02/2009
   Date Paid
   C. Assessment balance due 1928
   D. Interest computed on late payment (see instruction E) for 27* days at 20% per annum 29
   *27 days late counting weekends if received on Mon. (10/26)
   E. Total assessment balance and interest due (or overpayment carried forward) $ 1,957
   F. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as E above) $ 1,957

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby ~~that all information contained herein is true, correct~~ and complete.

Brown Associates, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature) 12-11-09

Dated the 23rd day of October, 2009.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending July 31, 2009
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 935,277
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	27
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	27
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,331
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	11,848
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Insurance Comm. $359; Trail Fees $240; Private Placement Fees $90,375* *Attached are copies of pertinent pages of offering documents. *Breakdown of PP Comm – Contemporary Healthcare $45,375 (Final capital call) FourBridges Holdings, LLC $45,000	90,974
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	104,153
2d. SIPC Net Operating Revenues	$ 831,151
2e. General Assessment @ .0025	$ 2,078 (to page 1 but not less than $150 minimum)

BROWN ASSOCIATES, INC.

SCHEDULE-1 COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION
AMENDED
AS OF JULY 31, 2009

Net Capital	$ 823,249
Stockholders' equity allowable for net capital	823,249
Add: other (deductions) or allowable credits:	
	-
Total capital allowable	823,249
Deductions and/or charges:	
Nonallowable assets:	
Receivable tax refund	26,150
Deferred tax asset	33,320
Furniture, equipment, and leasehold improvements, net	13,218
Other assets	388,192
	460,880
Net capital before haircuts on securities positions	362,369
Haircuts on securities	
Trading and investment securities	
Other securities	7,029
Undue Concentration	-
Other - Money Market Fund	4,160
	11,189
NET CAPITAL	$ 351,180
AGGREGATE INDEBTEDNESS	$ 315,467
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital	$ 21,031
Minimum dollar net capital requirement	$ 100,000
Excess net capital	$ 251,180
Excess net capital at 1,000 percent	$ 319,633
Percentage of aggregate indebtedness to net capital	89.83%
Percentage of debt to equity	39.00%

There is no material difference between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of July 31, 2009.